UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*
Neurotrope, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
64129T207
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule* is filed:

	[_]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s* initial filing on this form with respect to the subject class of securities, and for any subsequent amendment* containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be* deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject* to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see* the Notes).



SCHEDULE 13G
CUSIP No.
64129T207

1
Names of Reporting Persons

Neuroscience Research Ventures, Inc.
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [x]
3
Sec Use Only
4
Citizenship or Place of Organization

State of West Virginia
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  0 shares

6
  Shared Voting Power


  333,986 shares (See Item 4)

7
  Sole Dispositive Power


  0 shares

8
  Shared Dispositive Power


  333,986 shares (See Item 4)
9
Aggregate Amount Beneficially Owned by Each Reporting Person

333,986 shares (See Item 4)
10
Check box if the aggregate amount in row (9) excludes certain shares* (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

4.23% (a) (See Item 4)
12
Type of Reporting Person (See Instructions)

CO
(a) This percentage is calculated using the 7,895,859 shares of Common Stock* issued and outstanding as of September 30, 2017, as disclosed in the Issuer?s Quarterly Report filed on Form 10-Q with the* Securities and Exchange Commission on November 3, 2017, including the 51,954 shares underlying stock options held by Neuroscience* Research Ventures, Inc. that are vested or will vest within 60 days after January 4, 2017.



CUSIP No.
64129T207

1
Names of Reporting Persons

Cognitive Research Enterprises, Inc.
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [x]
3
Sec Use Only


4
Citizenship or Place of Organization

State of West Virginia
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  0 shares

6
  Shared Voting Power


  333,986 shares (See Item 4)

7
  Sole Dispositive Power


  0 shares

8
  Shared Dispositive Power


  333,986 shares (See Item 4)
9
Aggregate Amount Beneficially Owned by Each Reporting Person

333,986 shares (See Item 4)
10
Check box if the aggregate amount in row (9) excludes certain shares* (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

4.23% (a) (See Item 4)
12
Type of Reporting Person (See Instructions)

CO
(a) This percentage is calculated using the 7,895,859 shares of Common Stock* issued and outstanding as of September 30, 2017, as disclosed in the Issuer?s Quarterly Report filed on Form 10-Q with the* Securities and Exchange Commission on November 3, 2017, including the 51,954 shares underlying stock options held by Neuroscience* Research Ventures, Inc. that are vested or will vest within 60 days after January 4, 2017.



This Amendment No. 2 (this ?Amendment?) amends the statement on Schedule 13G* filed on July 25, 2016 (the
?Original Schedule 13G,? as amended by the Schedule 13G/A filed on February 7,* 2017 (as further amended hereby, the ?Schedule 13G?), with respect to shares of Common Stock of* Neurotrope, Inc. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.
Item 4.	Ownership
(a)	Amount Beneficially Owned:
(1) NRV directly beneficially owns 333,986 shares of Common Stock, including* 51,954 shares of
Common Stock underlying stock options held by NRV that are vested as of*
January 4, 2017 or will vest
within 60 days thereafter.
(2) NRV is a wholly owned subsidiary of CRE, and CRE shares voting and* dispositive power with respect to the shares of Common Stock held by NRV by virtue of its ability to direct* the decisions of NRV.
(b) Percent of Class:  See the responses to Item 11 on the attached cover*
pages.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5*
on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6*
on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses* to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses* to Item 8 on the attached cover pages.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof* the reporting person has ceased to be the beneficial owner of more than five percent of the class of* securities, check the following [X].


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify* that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2018


NEUROSCIENCE RESEARCH VENTURES, INC.
a West Virginia corporation

By:  	/s/ Thomas A. Vorbach
Name: Thomas A. Vorbach
Its: Secretary and Treasurer



COGNITIVE RESEARCH ENTERPRISES, INC.
a West Virginia non-profit corporation

By:  	/s/ Shana K. Phares
Name: Shana K. Phares
Its: President and Chief Executive Officer



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